UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68732 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SGI Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7 Penn Plaza, Suite 1400
(No. and Street)

| New York | NY | 10001 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Andrew Schupak | 212-582-4210 | as@sgic-securities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

| 2121 Avenue of the Stars #800 | Century City | CA | 90067 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 9/15/2020 | 6567 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Andrew Schupak, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SGI Securities LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

3/4/2026

CLAUDETTE A. HIGGINS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01HI6430763
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 21, 2026

Signature:

Title:
President

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


SGI SECURITIES LLC

PUBLIC PER RULE 17A-5(d)

DECEMBER 31, 2025

SGI Securities LLC

December 31, 2025

TABLE OF CONTENTS





DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of SGI Securities LLC:

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SGI Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*DCPA*

DCPA
We have served as the Company's auditor since 2025.
Century City, California
March 25, 2026

SGI Securities LLC
Statement of Financial Condition
December 31, 2025

ASSETS:

| | | |
|---|---|---|
| Cash | $ | 23,770 |
| Other Assets | | 1,569 |
| TOTAL ASSETS | $ | 25,339 |

LIABILITIES AND MEMBER'S EQUITY:

LIABILITIES:

| | | |
|---|---|---|
| Accounts Payable | $ | 10,151 |
| MEMBER'S EQUITY | | 15,188 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 25,339 |

The accompanying notes are an integral part of these financial statements.

Note A – Summary of Significant Accounting Policies:

Organization:

SGI Securities LLC (formerly known as SGI Cambium Securities) (the "Company") was formed as a sole member New York limited liability company on September 10, 2010.  The Company was granted registration as a securities broker-dealer on June 7, 2011 by the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934 (the "Act"), as amended, and has been a member of Financial Industry Regulatory Authority ("FINRA") since June 2011. The Company is registered in the state of New York to do business in the private placement of securities.  The activities of broker-dealers are regulated by industry through the Act and rules and regulations of FINRA.  The Company's primary sources of revenue are from fees generated in connection with the areas of private placements and debt offerings.  The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Member is fully committed to fund the Company's operations as needed in the future.  The Company has incurred a series of losses over the years and it is the intention of the Member to continue to maintain the Company's operations, fund its ongoing expense and satisfy its net capital requirements under the SEC Uniform Net Capital Rule as needed throughout the next year.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual amounts could differ from those estimates.

Revenue Recognition:

Fee revenue is earned from providing advisory services.  The Company accounts for revenue earned from contracts with customers under "Revenue from Contracts with Customers (Topic 606)".

Fee revenue is typically fixed and determined based on the terms of the contract; therefore, they are included in the transaction price at the time of contract inception.

Some fee revenue is considered variable, as it is contingent upon a future event and is excluded from the transaction price until the uncertainly associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. For the year ending December 31, 2025, the Company did not recognize any fee revenue that is considered variable or have any open contracts.

Note A – Summary of Significant Accounting Policies: (continued)

Revenue Recognition (continued):
Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised deliverables or services to its customers. A deliverable or service is transferred to a customer when, or as, the customer obtains control of that deliverable or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in, satisfying the performance obligation in a manner that depicts the transfer of the deliverables or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised deliverable or service. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Advisory fee revenue of $350,000 for the year ended December 31, 2025 was recognized over the period in which the services were rendered.

The amount of revenue recognized in either situation reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e. the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable compensation in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records a contract liability until the performance obligations are satisfied.

Income Taxes:
As a single-member limited liability company, the Company is treated as a disregarded entity for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the Federal income tax filing of its Member. The Company follows FASB ASC 740-10, Accounting for Uncertainty in Income Taxes, which provides guidance on accounting for uncertainty in income taxes recognized in the Company's financial statements. As of December 31, 2025, the Company had no uncertain tax positions that require either recognition or disclosure in the Company's financial statements.

Note B - Net Capital Requirement:
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1.  At December 31, 2025, the Company had aggregate indebtedness of $10,151 which did not exceed the minimum net capital requirements.  At December 31, 2025, the Company had net capital, as defined, of $13,619, which was $8,619 in excess of its required minimum net capital of $5,000, and $7,619 in excess of its early warning required net capital.

Note C – Single Reportable Segment:
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.  The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.  Additionally, the CODM uses excess net capital (see Note B), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.  The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.  The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.  The Company derived 100% of its total revenues from a single external customer in 2025.

Note D – Statement Regarding Exemption from Reserve Requirement:
The Company does not effect transactions for customers as defined in SEC Rule 15c3-3 and, accordingly, does not claim exemption from preparing computations as defined in that rule. The Company files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Note E – Expense Agreement and Related Party:
The Company has an Expense Sharing Agreement (ESA) with its member whereby member agrees to fund overhead and operation expenses.  In 2025, $29,819 was contributed in accordance with the ESA by its member. The agreement allows for reimbursement to the member, from time to time, at the Company's discretion.  The Company forgave the reimbursement as non-cash contributions for the year ended December 31, 2025.  During 2025, the Company entered into one agreement with a related party for supporting services in relation to advisory contracts.  The member of the Company wholly owns the related party. Related party expenditures totaled $0 for the year ended December 31, 2025.

Note F – Cash and Cash Equivalents:
The Company considers all highly liquid unrestricted investments with original maturities of three months or less when purchased to be cash equivalents.  No cash equivalents were held at December 31, 2025.

Note G – Subsequent Events:
The Company has evaluated events and transactions subsequent to the date of the Statement of Financial Condition through the date these financial statements were available to be issued ("issuance date") for matters requiring recognition or disclosure in these financial statements.

Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note H – Commitments, Contingencies or Guarantees:
The Company is not aware of any commitments, contingencies or guarantees not otherwise disclosed.

Note I – Concentrations:
100% of fee revenue was attributable to one customer during the year ended December 31, 2025.